Exhibit 99.3

ParaZero Announces First Half of 2024 Financial Results

TEL AVIV, Israel, Sept. 03, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft, reported today its financial results for the six months ended June 30, 2024.

Key Highlights of ParaZero’s Achievements in the First Half of 2024 & Recent Updates:

●	Enhanced presence in the defense market: announced partnership with a Tier 1 defense OEM company to adapt and integrate its cutting-edge drone safety system for operational military and medical missions use. The company received the first order as part of a wider collaboration that aims to enhance the efficiency and safety of medical field mission’s deliveries, particularly in critical and remote areas.

●	Entered the estimated $15 billion counter drone market: announced its intention to enter the counter drone/ anti-drone market. Following an extensive due diligence process, the company analyzed the expanding market of counter unmanned aircraft system (UAS) technologies and believes that specific elements within its unique proprietary technology portfolio, as well as the company’s ability to rapidly design, develop, and manufacture advanced UAS technologies, strongly positions the company to offer a competitive edge in defending against threats and attacks from small UAS platforms. The decision to explore these avenues also correlates to global inquiries the company has received from various entities to explore entering this market.

●	Favorable regulation and regulatory achievements: received American Society for Testing and Materials F3322-22 approval following the completion of the official testing for its SafeAir Mavic 3 system. Using the company’s SafeAir system, operators of DJI Mavic 3 Series, will be eligible for an approval to fly over people and moving vehicles. In addition, the company facilitated one of its customers in obtaining the first-ever light uncrewed aircraft system operator certificate in Denmark, which was granted by the European Union Aviation Safety Agency.

●	New opportunities in the growing air mobility market: announced the successful completion of an advanced safety system project for a pioneering U.S. based Advanced Air Mobility (AAM) company in the aerial vehicle industry and received a purchase order from a leading UAE-based company specializing in heavy-lift cargo drones and AAM platforms.

●	Collaboration with industry leaders: achieved positive results from a drone safety project with a Fortune 500 leading automotive manufacturer for their proprietary drone program.

“In the first half of the year, we have made remarkable progress, particularly in response to the rising significance of drones in global conflicts. This technological shift has redefined the interaction between human decision-making and advanced systems in warfare, and we are strategically positioning ourselves within this landscape. Recently, we’ve tapped into the counter-drone market and expanded in the defense market through a key partnership with a Tier 1 OEM, integrating our drone safety system for military and medical missions,” said ParaZero’s CEO, Boaz Shetzer. “We continue to increase our reach in the air mobility market and the commercial drone market with multiple collaborations, orders and new developments, supported by new regulations and the growing understanding in the industry that safety systems are crucial to allow the market to mature and realize its true potential.”

“Since the beginning of 2024, we have taken actions to expand our business strategy and focus on new market segments in both the defense and commercial sectors. We believe that this expansion enables us to reach new costumers and projects globally. We are also enhancing our marketing efforts and strengthening our marketing team. We believe that this strategy and the investments in R&D, will facilitate in winning new projects and costumers and fuel our growth,” Mr. Shetzer concluded.

First Half 2024 Financial Highlights:

●	Sales totaled to $282,693 for the six months ended June 30, 2024, compared to $344,819 for the six months ended June 30, 2023. This decrease was mainly due to a longer duration of larger non-recuring engineering projects that were not completed in the reported period (of which $251,000 were completed in August 2024) compared to the previous year.

●	Cost of sales amounted to $209,529 for the six months ended June 30, 2024, compared to $194,104 for the six months ended June 30, 2023. This increase was mainly attributed to an increase in overhead expenses aimed to increase future capacity of operations and manufacturing.

●	Research and development expenses for the six months ended June 30, 2024, amounted to $662,440, compared to $216,181 for the six months ended June 30, 2023. The increase was primarily attributable to increase in the headcount of the R&D team, the development of new products and services for customers and measures that the Company undertook to obtain compliance with new regulations for existing and new products.

●	Selling and marketing expenses totaled $516,401 for the six months ended June 30, 2024, compared to $94,339 for the six months ended June 30, 2023. The increase was primarily attributable to enhancement of marketing activities.

●	General and administrative expenses totaled $1,122,759 for the six months ended June 30, 2024, compared to $101,877 for the six months ended June 30, 2023. The increase was primarily attributable to an increase expenses related to being listed as a public company, along with an increase in professional services and salaries.

●	Comprehensive and net loss amounted to $2,026,094 for the six months ended June 30, 2024, compared to a net loss of $433,324 for the six months ended June 30, 2023. The increase was mainly the result of the operating loss that represents the increase in the Company’s operating activities following the completion of its initial public offering in July 2023, along with an increase in expenses related to being a listed public company.

●	The loss per share in the first six months of 2024 was $0.19 compared to net loss per share of $0.17 in the same period of 2023.

●	As of June 30, 2024, the Company’s cash and cash equivalents were $5,289,105.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how it strategically positioning itself within the landscape of the rising significance of drones in global conflicts and the redefined the interaction between human decision-making and advanced systems in warfare, how it continues to increase its reach in the air mobility market and the commercial drone market with multiple collaborations, orders and new developments, supported by new regulations and the growing understanding in the industry that safety systems are crucial to allow the market to mature and realize its true potential, its belief that the expansion of its business strategy and focus on new market segments in both the defense and commercial sectors enables it to reach new costumers and projects globally and its belief that its enhanced marketing efforts, strengthened marketing team and investments in R&D will facilitate in winning new projects and costumers and fuel its growth. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

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